DAVID A. SAKOWITZ

Partner

(212) 294-2639

DSakowitz@winston.com

December 1, 2020

VIA EDGAR

Todd K. Schiffman

Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seven Oaks Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted October 20, 2020
CIK No. 0001828672

Dear Mr. Schiffman and Ms. Long:

On behalf of our client, Seven Oaks Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 16, 2020, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on October 20, 2020 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form S-1 submitted October 20, 2020

General

1.	As it appears that JonesTrading may be affiliated with the company through Jones & Associates, please tell us whether it intends to make a market in any of your securities. If so, please amend the filing to register the market-making activities of JonesTrading, including the footnote to the fee table and alternate pages for the market-making prospectus.

December 1, 2020 Page 2

Response: The Company notes the Staff’s comment and supplementally advises the Staff that neither JonesTrading Institutional Services LLC nor Jones & Associates, Inc. makes markets and, as such, neither will engage in any market-making activities in the Company’s securities.

Please contact me at (212) 294-2639 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Very truly yours,

/s/ David A. Sakowitz

David A. Sakowitz

cc:	Gary S. Matthews
Seven Oaks Acquisition Corp.